May 23, 2017

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:	Andri Carpenter
Gary Todd
Heather Percival
Geoff Kruczek
Amanda Ravitz

Re:	AIT Therapeutics, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 19, 2017
File No. 333-216287

Ladies and Gentlemen:

On behalf of AIT Therapeutics, Inc., a Delaware Corporation (the “Company”), the following response is to the comment letter, dated May 22, 2017 (the “Comment Letter”), concerning the above referenced filing (the “Original Registration Statement”) relating to the resale by the selling stockholders named therein of the common stock registered thereunder.

Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Comment Letter. Concurrently with this response, the Company is filing with the SEC Amendment No. 3 to the Original Registration Statement (the “Amendment”, and the Original Registration Statement as amended by the Amendment, the “Amended Registration Statement”), which incorporates the revisions to the Original Registration Statement described herein.  To expedite your review, we have enclosed with this letter a marked copy of the Amended Registration Statement, which shows all changes from the Original Registration Statement.

In the responses below, references to “we”, “our” and “us” refer to the Company.  Capitalized terms used but not defined in this response letter have the meanings ascribed to them in the Amended Registration Statement. We have reproduced the text of the Staff’s comments in bold-face and in the order presented in the Comment Letter, followed by the Company’s responses.

Capitalization, page 51

1.	Please revise so that capitalization is as reflected in your historical balance sheet as of March 31, 2017.

The Company’s Response:

As set forth in the Amended Registration Statement, capitalization is as reflected in our historical balance sheet as of March 31, 2017.

2.
As a related matter, since the reverse merger occurred in the first quarter of 2017, the transaction should be reflected in the historical balance sheet as of March 31, 2017. Accordingly, it does not appear appropriate to label the reverse merger transaction as pro forma. Please also revise to describe any other pro forma adjustments responsible for the differences between actual and pro forma capitalization.

The Company’s Response:

As set forth in the Amended Registration Statement, we have eliminated the pro forma disclosure, as the transaction is reflected in the historical balance sheet as of March 31, 2017.  No additional adjustments were necessary.

Audited Financial Statements as of December 31, 2016 and 2015

3.
Please revise to retroactively present the effects of the reverse merger recapitalization on equity and loss per share for all periods, consistent with the accounting for recapitalizations and the response to comment 37 in your letter dated May 2, 2017.

The Company’s Response:

As set forth in the Amended Registration Statement, the audited financial statements have been revised in accordance with the Staff’s comment.

Exhibit 23.1

4.	Please revise to provide an updated consent from your independent accountants.

The Company’s Response:

Filed as Exhibit 23.1 to the Amended Registration Statement is an updated consent from our independent accounts.

If you or any other member of the Staff should have any further comments or questions regarding this response, please contact the Company’s outside counsel, Robert L. Grossman, Esq. at (305) 579-0756 or Drew M. Altman, Esq. at (305) 579-0589, each of Greenberg Traurig, P.A.

Sincerely, AIT Therapeutics, Inc. /s/ Amir Avniel Amir Avniel, Chief Executive Officer

cc: Robert L. Grossman Drew M. Altman Greenberg Traurig, P.A.